

The information in this preliminary prospectus is not complete and may be changed. The securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JULY 1, 2014

PROSPECTUS

Maximum Offering of 75,000,000 Shares of Common Stock

VII PEAKS CAPITAL LLC

VII Peaks Co-Optivist Income BDC II, Inc.

Common Stock

We are an externally managed, non-diversified closed-end management investment company that has elected to be treated as a business development company under the Investment Company Act of 1940, as amended, or the 1940 Act.

We invest in discounted corporate debt and equity-linked debt securities of public and private companies that trade on the secondary loan market for institutional investors and provide distributions to investors. At the same time, we actively work with the target company's management to restructure the underlying securities and improve the liquidity position of the target company's balance sheet. We employ a proprietary "Co-Optivist" ™ approach ("cooperative activism", Co-Optivist ™ is a registered trademark of VII Peaks Capital, LLC and is being used with their permission) in executing our investment strategy, which entails proactively engaging the target company management on average 24 months prior to a redemption event (typically a put or maturity event) to create an opportunity for growth in the investments. Our strategy is not dependent on restructuring to generate distributions.

Our investment objectives are to generate current income and capital appreciation. We intend to meet our investment objectives by: (i) realizing income and capital appreciation through the acquisition, management and orderly liquidation of corporate debt securities, (ii) making distributions of available distributable cash to our shareholders, and (iii) preserving the capital investments of our shareholders. **There can be no assurance that any of these objectives will be achieved.**

We are managed by VII Peaks Capital, LLC, or our Manager, which is registered as an investment adviser with the Securities and Exchange Commission. We have elected to be treated for federal income tax purposes, as a regulated investment company under the Internal Revenue Code, as amended.

Through our dealer manager, Axiom Capital Management, Inc., or Axiom, we are offering up to 75,000,000 of our shares of common stock in this offering at an initial offering price of $10.15 per share; however, to the extent that our net asset value increases, we will sell at a price necessary to ensure that our shares are not sold at a price per share, after deduction of selling commissions and dealer manager fees, that is below our net asset value per share. Axiom is not required to sell any specific number or dollar amount of our shares but will use its best efforts to sell the shares offered. In the event of a material decline in our net asset value per share, which we consider to be a 5% decrease below our current net offering price, and subject to certain conditions, we will reduce our offering price accordingly. The minimum permitted purchase is $5,000 of our shares.

- **You should not expect to be able to sell your shares regardless of how we perform. If you are able to sell your shares of common stock, you will likely receive less than your purchase price. Because you will be unable to sell your shares, you will be unable to reduce your exposure on any market downturn.**
- **We do not intend to list our common stock on any securities exchange during or for what may be a significant time after the offering period, and we do not expect a secondary market in the common stock to develop.**
- **We have implemented a quarterly tender offer program, but only a limited number of shares of common stock will be eligible for repurchase by us. In addition, any such repurchases will be at a price less than the current offering price in effect on the date that we initiate each quarterly repurchase offer.**
- **You should consider that you may not have access to the money you invest for an indefinite period of time. An investment in our shares of common stock is not suitable for you if you need access to the money you invest. See "Tender Offer Program," "Suitability Standards" and "Liquidity Strategy."**
- **Our distributions in our initial year of investment operations were not based on our investment performance, but were supported by our Manager in the form of operating expense support payments to us, and a portion of our distributions constituted a return of capital. Since September 2013, we have not had an expense support agreement with our Manager and a substantial portion of our distributions have been made from paid in capital. You should assume that a substantial part of our distributions will continue to be funded from paid in capital until our net assets increase sufficiently to lower our expense ratio, or until our Manager enters into an expense support agreement with us.**

Shares of our common stock are appropriate only as a long-term investment. An investment in our common stock should be considered only by investors who can assess and bear the substantial risks associated with such an investment. See "Suitability Standards" and "Risk Factors." We intend to continuously offer shares

Until we are able to find such investment opportunities, we intend to invest the net proceeds of this offering primarily in cash, cash equivalents, U.S. government securities and high-quality debt instruments maturing in one year or less from the time of investment. This is consistent with our status as a business development company and our election to be taxed as a RIC. We may also use the net proceeds to pay operating expenses and to fund distributions to our shareholders. In addition, during this time, we will pay management fees under the investment advisory agreement as described elsewhere in this prospectus. See "Estimated Use of Proceeds."

Distributions

Our board of directors declared our initial distributions to shareholders on July 30, 2012. We intend to authorize, declare and pay distributions on a semi-monthly basis to our shareholders. When we commenced operations, we initiated a policy of declaring semi-monthly distributions at an annual distribution rate of 7.35% per annum. From August 2012 to February 2013 we paid semi-monthly distributions of $0.03625 each. On February 28, 2013, we increased the offering price of our common stock to $10.15 per share, and simultaneously increased our semi-monthly distributions to $0.031084 each, and have paid semi-monthly distributions at that rate since March 2013. We have also paid and declared two special distributions of $0.077 each, the first to stockholders of record on December 27, 2012 and the second to stockholders of record on February 27, 2013. Any distributions to our shareholders will be declared out of assets legally available for distribution. There can be no assurance that we will be able to sustain distributions at any particular level.

The following table presents cash distributions per share that were declared during the years ended December 31, 2012 and 2013, and the quarter ended March 31, 2014:

	Distributions	
Three Months Ended	Per Share	Amount (thousands)
September 30, 2012 (six record dates)	$ 0.183750	$ 50
December 31, 2012 (six record dates)	0.260750	200
March 31, 2013 (six record dates)	0.262586	369
June 30, 2013 (six record dates)	0.186504	367
September 30, 2013 (six record dates)	0.186504	501
December 31, 2013 (six record dates)	0.186504	460
March 31, 2014 (six record dates)	0.186504	632
Total Distributions	$ 1.453102	$ 2,579

.

* Includes a special distribution of $0.077 per share.

In fiscal 2013, 44% of distributions were made from net investment income, 23.3% were made from realized capital gains, and the balance constituted a return of capital. In fiscal 2012, 60% of distributions were made from net investment income, and the balance constituted a return of capital. In the quarter ended March 31, 2014, 19.6% of distributions were made from net investment income, 13.4% were made from realized capital gains, **and the remaining 67% was constituted a return of capital. We expect to continue paying distributions at the same distribution rate, and that a substantial part of those distributions will constitute a return of capital for the foreseeable future. Our distributions will continue to constitute return of capital until our net investment income is sufficient to support our distribution rate, which will probably not occur until our Manager enters into an expense support agreement with us, or our assets increase enough to lower our expense ratio, which we do not expect to occur until we have more than $100 million in assets.**

Distribution Reinvestment Plan

We have adopted an "opt-in" distribution reinvestment plan pursuant to which you may elect to have the full amount of your cash distributions reinvested in additional shares of our common stock. If you wish to receive your distribution in cash, no action will be required on your part to do so. There will be no selling commissions, dealer manager fees or other sales charges to you if you elect to participate in the distribution reinvestment plan. We will pay the plan administrator's fees under the plan. Your distribution amount will purchase shares of our common stock at 95% of the price that the shares are sold in the offering at the closing immediately following the distribution date. Shares issued pursuant to our distribution reinvestment plan will have the same voting rights as our shares of common stock offered pursuant to this prospectus. Prior to

DISTRIBUTIONS

Subject to our board of trustees' discretion and applicable legal restrictions, we authorize and declare ordinary cash distributions on a semi-monthly basis and pay such distributions on a semi-monthly basis. Any distributions to our shareholders will be declared out of assets legally available for distribution. We expect to continue making distributions unless our results of operations, our general financial condition, general economic conditions, or other factors prohibit us from doing so. From time to time, but not less than quarterly, we will review our accounts to determine whether distributions to our shareholders are appropriate. There can be no assurance that we will be able to sustain distributions at any particular level. Our distributions may exceed our earnings, which we refer to as a return of capital, especially during the period before we have invested substantially all of the proceeds of this offering. As a result, a portion of the distributions we make may represent a return of capital for tax purposes. A return of capital generally is a return of your investment rather than a return of earnings or gains derived from our investment activities and will be made after deduction of the fees and expenses payable in connection with the offering, including any fees payable to our Manager.

Each year a statement on Internal Revenue Service Form 1099-DIV (or such successor form) identifying the source of the distribution (*i.e.* , paid from ordinary income, paid from net capital gain on the sale of securities, or a return of capital) will be mailed to our shareholders. Our distributions may exceed our earnings, especially during the period before we have substantially invested the proceeds from this offering. As a result, a portion of the distributions we make may represent a return of capital for tax purposes. The tax basis of shares must be reduced by the amount of any return of capital distributions, which will result in an increase in the amount of any taxable gain (or a reduction in any deductible loss) on the sale of shares.

We have elected to be treated, beginning with our taxable year ending December 31, 2012, as a RIC under the Code. To obtain and maintain RIC tax treatment, we must, among other things, distribute at least 90% of our net ordinary income and net short-term capital gains in excess of net long-term capital losses, if any, to our shareholders. In order to avoid certain excise taxes imposed on RICs, we currently intend to distribute during each calendar year an amount at least equal to the sum of: (i) 98% of our ordinary income for the calendar year, (ii) 98.2% of our capital gains in excess of capital losses for the one-year period generally ending on October 31 of the calendar year (unless an election is made by us to use our taxable year) and (iii) any ordinary income and net capital gains for preceding years that were not distributed during such years and on which we paid no federal income tax.

We declared our first distribution on July 30, 2012. The following table reflects the cash distributions per share that we have declared on our common shares during the years ended December 31, 2012 and 2013, and the three months ended March 31, 2014. Dollar amounts in the table below are presented in thousands, except per share data:

Annual Distributions:

	Distributions			
For the Year Ended/Ending December 31,	**Per Share**		**Amount**	
2012	$	0.444500	$	250
2013		0.822098		1,697
2014		0.186504		632
	$	1.453102	$	2,579

We have adopted an "opt in" distribution reinvestment plan for our shareholders. As a result, if we make distribution reinvestment plan for our shareholders. As a result, if we make a distribution, our shareholders will receive their distributions in cash unless they specifically "opt in" to the distribution reinvestment plan so as to have their cash distributions reinvested in additional common shares. See "Distribution Reinvestment Plan."

We may fund our cash distributions to shareholders from any sources of funds available to us, including offering proceeds, borrowings, net investment income from operations, capital gains proceeds from the sale of assets, non-capital gains proceeds from the sale of assets, and dividends or other distributions paid to us on account of preferred and common equity investments in portfolio companies. We have not established limits on the amount of funds we may use from available sources to make distributions. Our net investment income on a tax-basis for the three months ended March 31, 2014, and the years ended December 31, 2013 and 2012 was $124, $746 and $150, respectively. **In recent periods, our distributions have been funded significantly by a return of capital. We expect to continue paying distributions at the same distribution rate, and that a substantial party of those distributions will continue to constitute a return of capital for the foreseeable future. Our distributions will continue to constitute return of capital until our net investment income is sufficient to support our distribution rate, which will probably not occur until our Manager enters into an expense support agreement with us, or our assets increase enough to lower our expense ratio, which we do not expect to occur until we have more than $100 million in assets.**

The determination of the tax attributes of our distributions is made annually as of the end of our fiscal year based upon our taxable income for the full year and distributions paid for the full year. Therefore, a determination made on a quarterly basis may not be representative of the actual tax attributes of our distributions for a full year. The actual tax characteristics of distributions to shareholders are reported to shareholders annually on a Form 1099-DIV.

The following table reflects the sources of the cash distributions on a tax basis that the Company has paid on its common stock (dollars in thousands) during the three months ended March 31, 2014:

Source of Distributions:	For the three months ended March 31, 2014	
	Distribution Amount	**Percentage**
Distributions from net investment income	$ 124	19.6%
Distributions from net realized gain on investments	85	13.4
Distributions from paid in capital	423	67.0
Total	$ 632	100.0%

The following table reflects the sources of the cash distributions on a tax basis that the Company paid on its common stock (dollars in thousands) during the year ended December 31, 2013:

Source of Distribution	Year Ended December 31, 2013	
	Distribution Amount	**Percentage**
Distributions from net investment income	$ 747	44.0%
Distributions from net realized gain on investments	395	23.3
Distributions from paid in capital	555	32.7
Total	$ 1,697	100.0%

The following table reflects the sources of the cash distributions on a tax basis that the Company paid on its common stock (dollars in thousands) during the year ended December 31, 2012:

Source of Distribution	Year Ended December 31, 2012	
	Distribution Amount	**Percentage**
Distributions from net investment income	$ 150	60.0%
Distributions from paid in capital	100	40.0
Total	$ 250	100.0%

FEES AND EXPENSES

The following table is intended to assist you in understanding the costs and expenses that an investor in this offering will bear directly or indirectly. However, we caution you that some of the percentages indicated in the table below are estimates and may vary. **The following table and example should not be considered a representation of our future expenses. Actual expenses may be greater or less than those shown below.** Except where the context suggests otherwise, whenever this prospectus contains a reference to fees or expenses paid by "you" or "us" or that "we" will pay fees or expenses, stockholders will indirectly bear such fees or expenses as investors in the Company.

Shareholder Transaction Expenses:

Expenses (as a percentage of offering price) [1]

Sales load to dealer manager [2]	10.0%
Offering expenses [3]	1.5%
Distribution Reinvestment Plan fees [4]	None
Total shareholder transaction expenses (as a percentage of offering price)	11.5%
Estimated annual expenses (as a percentage of net assets attributable to common shares) [1]	
Base management fees [5]	2.0%
Incentive fees payable under the Investment Advisory Agreement (20% of investment income and capital gains) [6]	~~0.5~~--%
Interest payments on borrowed funds [7]	None
Other expenses [8]	2.1~~0.1~~%
Total Annual Expenses (estimated)	4.1~~2.1~~%

Example

The following example demonstrates the projected dollar amount of total cumulative expenses that would be incurred over various periods with respect to a hypothetical investment in our common stock. In calculating the following expense amounts, we have assumed that our outstanding indebtedness and annual operating expenses remain at the levels set forth in the table above.

	1 Year	3 Years	5 Years	10 Years
You would pay the following expenses on a $1,000 investment, assuming a 5% annual return	$ 155	$ 213	$ 263	$ 398

While the example assumes, as required by the SEC, a 5% annual return, our performance will vary and may result in a return greater or less than 5%. If we achieve sufficient returns on our investments, including through the realization of capital gains, to trigger an incentive fee of a material amount, our distributions to our common stockholders and our expenses would likely be higher. In addition, while the example assumes reinvestment of all cash distributions at net asset value, participants in our distribution reinvestment plan will receive a number of shares of our common stock determined by dividing the total dollar amount of the distribution payable to a participant by the greater of (i) net asset value per share, and (ii) 95% of the most recent offering price or at such price to ensure that our shares are not sold at a price that is below net asset value per share. See "Distribution Reinvestment Plan" for additional information regarding our distribution reinvestment plan.

.

(1) Amount assumes that our net assets are $35 million at the beginning of the 12 month period beginning on July 1, 2014, that we sell $30 million worth of our shares of common stock during the 12 month period beginning on July 1, 2014, that our net offering proceeds from such sales equal $27 million, that our ending net assets are $62 million, and that our average net assets during such period equal one-half of the difference between the beginning and ending net asset values for such 12 month period, or $48.5 million. Actual expenses will depend on the number of shares of common stock we sell in this offering. For example, if we were to raise proceeds significantly less than this amount over the next twelve months, our expenses as a percentage of our average net assets would be significantly higher. There can be no assurance that we will sell $30 million worth of our shares during the twelve months following July 1, 2014.

(2) "Sales load" includes selling commissions of 7% of the gross proceeds from sales made by selected dealers and 3% for dealer manager fees. See "Plan of Distribution" for a description of the circumstances under which a selling commission and/or dealer manager fee may be reduced or eliminated in connection with certain purchases. Selling commissions and dealer manager fees will not be paid in connection with the purchase of shares pursuant to the distribution reinvestment plan.

(3) Under our investment advisory agreement with our Manager, our Manager incurs organization and offering expenses on our behalf and is entitled to reimbursement from us to the extent of 1.5% of our gross offering proceeds. Our Manager is responsible for the payment of our organization and offering expenses to the extent they exceed 1.5% of the aggregate gross proceeds from the offering, without recourse against or reimbursement by us.

(4) The expenses of the distribution reinvestment plan are included in "other expenses." See "Distribution Reinvestment Plan."

(5) Our base management fee is calculated as follows and payable monthly in arrears:

- 2.00% if our net assets are below $100 million;
- 1.75% if our net assets are between $100 million and $250 million; and
- 1.50% if our net assets are above $250 million.

For purposes of the "Fees and Expenses" Table, we are assuming that our net asset value at the end of the 12-month period commencing on July 1, 2014 is $62 million or less. As a result, we have estimated our base management fee to be 2.0% of net assets. See "Investment Advisory Agreement."

(6) We have assumed that our Manager is entitled to aggregate incentive fees of $0 over the 12 month period commencing on July 1, 2014, based on our operating results for the three months ended March 31, 2014 and the weighted average interest rate of investments in our investment portfolio. The incentive fee has two parts. The first part, which we refer to as the subordinated incentive fee on income, will be calculated and payable quarterly in arrears based upon our "pre-incentive fee net investment income" for the immediately preceding quarter. The subordinated incentive fee on income will be 20% of pre-incentive fee net investment income subject to a quarterly return to investors, expressed as a rate of return on adjusted capital at the beginning of the most recently completed calendar quarter, of 2.0% (8.0% annualized). "Adjusted capital" shall mean cumulative gross proceeds generated from sales of our common stock (including our distribution reinvestment plan) reduced for distributions to investors of proceeds from non-liquidating dispositions of our investments and amounts paid for share repurchases pursuant to our tender offer program. For purposes of the "Example" above which assumes a 5.0% annual return, as required by the SEC, no subordinated incentive fee on income would be payable during the initial 12-month period of our investment operations following the date we met the minimum offering requirement (which was July 10, 2012) as a result of the 8% annualized hurdle.

The second part of the incentive fee, which we refer to as the incentive fee on capital gains, will be an incentive fee on capital gains earned on liquidated investments from the portfolio and will be determined and payable in arrears as of the end of each calendar year (or upon termination of the investment advisory agreement). This fee will equal 20.0% of our incentive fee capital gains, which will equal our realized capital gains on a cumulative basis from inception, calculated as of the end of each calendar year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gains incentive fees.

The incentive fees are based on our performance and will not be paid unless we achieve certain goals. We will record an expense accrual relating to the capital gains incentive fee payable by us to our investment advisor (but not pay) when the unrealized gains on our investments exceed all realized capital losses on our investments given the fact that a capital gains incentive fee would be owed to our investment advisor if we were to liquidate our investment portfolio at such time. As we cannot predict whether we will meet the necessary performance targets, we have assumed an incentive fee of 0% in this chart. Once fully invested, we expect the incentive fees we pay to increase to the extent we earn greater interest income or generate capital gains through our investments in portfolio companies. See "Investment Advisory Agreement" for more information concerning the incentive fees.

TABLE OF CONTENTS

(7) We have no current intention to incur leverage until at least September 1, 2014.

(8) Other Expenses, or expenses incurred in connection with administering our business, consist of accounting, legal and auditing fees, the reimbursement of our chief financial officer and related staff and expenses incurred in connection with hedging our investment portfolio, but do not include offering expenses or management and incentive fees due our Manager. We estimate that our Other Expenses during such period would equal 2.1~~0.1~~% as a percentage of average net assets. In particular, we estimate that Other Expenses would be approximately $1 million, which we estimated by annualizing the Other Expenses that we incurred in the three months ended March 31, 2014.

VII PEAKS CO-OPTIVIST INCOME BDC II, INC.

STATEMENTS OF ASSETS AND LIABILITIES
(in thousands, except share and per share data)

	As of		
	December 31, 2013		December 31, 2012 (Restated)
ASSETS			
Investments, at fair value (amortized cost of $23,769 and $5,942)	$	23,154	$ 5,823
Investments, money market at fair value (cost of $1,644 and $1,304)		1,644	1,304
Total investments, at fair value	$	24,798	$ 7,127
Interest receivable		579	132
Prepaid expenses		8	5
Due from related party		1,354	555
Receivable for common stock purchased		974	729
Total assets	$	27,713	$ 8,548
LIABILITIES			
Payable for unsettled trades	$	104	$ —
Management fees payable		8	21
Accounts payable and accrued liabilities		129	71
Stockholder distributions payable		99	120
Total liabilities	$	340	$ 212
NET ASSETS			
Preferred stock, par value, $.001 per share, 50,000,000 authorized; none issued and outstanding		—	—
Common stock, par value, $.001 per share, 200,000,000 authorized; 3,151,376 and 950,733 shares issued and outstanding, respectively		3	1
Paid-in capital in excess of par value		28,645	8,558
Accumulated distribution in excess of net investment income		(660)	(104)
Net unrealized depreciation on investments		(615)	(119)
Total net assets		27,373	8,336
Total liabilities and net assets	$	27,713	$ 8,548
Net asset value per share	$	8.69	$ 8.77

The accompanying notes are an integral part of these financial statements.